Superior Plus Income Fund
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)



05006757



Superior Plus Income Fund

ourth Quarter and 2004 Earnings
NEWS RELEASE
and March 2005 Cash Distribution Notice

TSX: SPF.UN *March 9, 2005*

Record Superior Returns for Eighth Consecutive Year

2004 distributable cash flow reached a record $2.51 per trust unit, reflecting the benefits of Superior's diversification strategy:

- Superior Propane continued to provide foundation for stable returns;
- ERCO Worldwide benefited from integration of Albchem;
- Winroc, acquired in June 2004, added $14.4 million to 2004 results; and
- Superior Energy Management continued its growth.

March 2005 regular distribution declared – $0.20 per trust unit or $2.40 annualized.


Distributable Cash Flow Per Trust Unit
$2.50
$2.25
$2.00
$1.75
$1.50
$1.25
$1.00
$0.75
$0.50
$0.25
$0.00
$1.15
$1.24
$1.34
$1.38
$1.58
$1.71
$1.93
$2.45(1)
$2.51
1996 F
1997
1998
1999
2000
2001
2002
2003
2004
(1) One time Management Internalization timing effect

(millions of dollars, except per trust unit amounts)	Three Months Ended December 31 2004	2003	Years Ended December 31 2004	2003
Financial				
Operating distributable cash flow				
Superior Propane	**33.5**	36.4	**106.0**	108.7
ERCO Worldwide	**23.9**	24.6	**91.3**	77.4
Winroc	**6.3**	–	**14.4**	–
Superior Energy Management	**1.0**	1.0	**5.8**	3.4
	64.7	62.0	**217.5**	189.5
Corporate costs	**(2.4)**	(4.2)	**(5.9)**	(6.7)
Interest	**(7.3)**	(8.8)	**(29.1)**	(37.4)
Distributable cash flow (see Note 1 to the Interim Consolidated Financial Statements)	**55.0**	49.0	**182.5**	145.4
Distributable cash flow per trust unit outstanding	**$0.73**	$0.71	**$2.51**	$2.45
Average number of trust units outstanding (millions)	**75.0**	68.6	**72.7**	59.4
Operating				
Litres of propane sold (millions of litres)	**438**	467	**1,544**	1,625
Propane sales margin (cents per litre)	**15.1**	15.1	**15.7**	15.5
Total chemical sales (thousands of metric tonnes "MT")	**170**	165	**649**	574
Average chemical selling price (dollars per MT)	**566**	564	**571**	573
Gigajoules ("GJ") of natural gas sold (millions)	**7.7**	6.1	**28.1**	20.9
Natural gas sales margin (cents per GJ)	**44.6**	45.9	**47.7**	38.8

Q4 Earnings Highlights:

- Distributable cash flow per trust unit up 3% over Q4 last year, as strong contributions from Winroc outpace effect of soft propane space heating demand.

Major Q4 and Current Events Driving Value Growth:

- ERCO to construct sodium chlorate plant in Chile, to service long-term supply agreement with CMPC, providing sound platform to effectively penetrate the growing South American market.
- Winroc acquired Interior Building Supplies, expanding its distribution footprint into Ontario.
- Superior Propane acquired Foster Energy, a North American natural gas liquids wholesale marketer, in February 2005.

Forward Looking Statements
Except for the historical and present factual information, certain statements contained herein are forward-looking. Such forward-looking statements are not guarantees of future performance and involve a number of known and unknown risks and uncertainties which may cause the actual results of the Superior Plus Income Fund (the "Fund") or Superior Plus Inc. ("Superior") in future periods to differ materially from any projections expressed or implied by such forward-looking statements and therefore should not be unduly relied upon. Any forward-looking statements are made as of the date hereof and neither the Fund nor Superior undertakes any obligation to publicly update or revise such statements to reflect new information, subsequent events or otherwise.

Distributable Cash Flow
Distributable cash flow of the Fund available for distribution to Unitholders, is equal to the cash flow from operations before changes in net working capital, after provision for maintenance capital expenditures. See Note 1 to the interim consolidated financial statements for the calculation of distributable cash flow. Distributable cash flow is the main performance measure used by management and investors to evaluate the performance of the Fund, Superior and its operating divisions. Readers are cautioned that distributable cash flow is not a defined performance measure under Generally Accepted Accounting Principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund targets to pay out substantially all of its ongoing sustainable distributable cash flow through regular monthly distributions over the course of the year. The Fund's calculation of distributable cash flow may differ from similar calculations used by comparable entities. Operating distributable cash flow is distributable cash flow before corporate and interest expense. It is also a non-GAAP measure and is used by management to assess the performance of the operating divisions.

Cash Distribution Notice

The Fund announced today, its regular cash distribution for the month of March 2005 of $0.20 (20 cents) per trust unit, payable on April 15, 2005, to unitholders of record at the close of business on March 31, 2005. The ex-distribution date will be March 29, 2005. The Fund's current annualized cash distribution rate is $2.40 per trust unit.

For income tax purposes, the cash distribution of $0.20 per trust unit is considered to be a return of capital of $0.016, a dividend of $0.049 and other income of $0.135 per trust unit. A cash distribution summary since inception of the Fund, together with tax information, is posted on our website at www.superiorplus.com.

2004 Year-end Results

Distributable cash flow increased for the eighth consecutive year, reaching a record $182.5 million or $2.51 per trust unit, compared to $145.4 million or $2.34 per trust unit generated in 2003, after adjusting for the $0.11 per trust unit one-time impact related to the timing of the issue of trust units resulting from the internalization of the management agreements in May of 2003. The management internalization transaction eliminated management incentive fees for the full year and beyond, whereas the trust units issued to finance the transaction were outstanding for only part of 2003. The 7% increase in distributable cash flow per trust unit reflects the benefits of Superior's diversification strategy as the acquisition of Winroc in June 2004, a full year's contribution from ERCO Worldwide's acquisition of Albchem in the fall of 2003, continued profitable growth from Superior Energy Management, and lower convertible debenture interest expense, significantly outpaced lower results from Superior Propane. As outlined in the following chart, the diversification of the Fund's earning base continued in 2004 with Superior Propane, ERCO Worldwide, Winroc and Superior Energy Management contributing 48%, 42%, 7% and 3% of operating distributable cash flow, respectively.

Distributions per trust unit paid with respect to 2004 and 2003 distributable cash flows were $2.28 and $2.225 per trust unit, respectively, representing a payout ratio of 91% for both years. Net earnings for the three months and year ended December 31, 2004 were $33.0 million and $111.2 million, respectively, compared to net earnings of $26.7 million and a loss of $19.6 million in the prior year periods. The 2003 net loss included the one-time management internalization cost of $141.3 million ($92.5 million after tax). Net earnings for 2004 were reduced by $2.6 million of management retention bonuses, which were in turn paid to Superior to repay a portion of trust unit purchase loans advanced as part of the 2003 management internalization transaction. Management internalization related costs have been excluded from distributable cash flow due to the transaction's accretive nature. The remaining improvements in earnings are due to the same reasons distributable cash flow has increased.


Operating Distributable Cash Flow
$ Millions
225
200
175
150
125
100
75
50
25
0
$217.5
$189.5
77.7
14.4
91.3
112.7
108.7
92.2
2000
2001
2002
2003
2004
Superior Propane
ERCO Worldwide
Winroc
SEM

2004 Fourth Quarter Results

Fourth quarter distributable cash flow reached $55.0 million, an increase of $6.0 million (12%) over the prior year quarter. Operating distributable cash flow increased by $2.7 million as the contribution from Winroc, acquired on June 11, 2004, was partially offset by lower results from Superior Propane attributable to soft space heating demand. Lower corporate expenses and convertible debenture interest costs contributed the remaining increase in distributable cash flow.

Distributable cash flow per trust unit reached $0.73 in the fourth quarter, an increase of $0.02 per trust unit or 3% over the prior year period, as the 12% increase in distributable cash flow was partially offset by a 9% increase in the weighted average number of trust units outstanding, reflecting Debenture conversions and trust unit warrants exercised over the last 12 month period.

Superior Propane

Superior Propane generated operating distributable cash flow of $33.5 million in the fourth quarter, down $2.9 million from the prior year period, due to lower propane sales volumes and increased maintenance capital expenditures, partially offset by lower expenses. Condensed operating results for the three month and years ended December 31, 2004 and 2003, are provided in the following table:

	Three Months Ended Dec 31				**Year Ended Dec 31**			
(millions of dollars except per litre amounts)	**2004**		2003		**2004**		2003	
Gross Profit		**¢/litre**		¢/litre		**¢/litre**		¢/litre
Propane sales	**66.0**	**15.1**	70.7	15.1	**243.2**	**15.7**	252.5	15.5
Other services	**14.3**	**3.3**	13.5	2.9	**43.5**	**2.8**	38.1	2.3
Total Gross Profit	**80.3**	**18.4**	84.2	18.0	**286.7**	**18.5**	290.6	17.8
Less:								
Cash operating, admin & cash tax costs	**(44.2)**	**(10.1)**	(46.2)	(9.9)	**(175.1)**	**(11.3)**	(178.4)	(10.9)
Cash generated from operations before changes in net working capital	**36.1**	**8.3**	38.0	8.1	**111.6**	**7.2**	112.2	6.9
Maintenance capital expenditures, net	**(2.6)**	**(0.6)**	(1.6)	(0.3)	**(5.6)**	**(0.4)**	(3.5)	(0.2)
Operating distributable cash flow	**33.5**	**7.7**	36.4	7.8	**106.0**	**6.8**	108.7	6.7
Propane volumes sold *(millions of litres)*	**438**		467		**1,544**		1,625	

Propane sales gross profit was $66.0 million, down $4.7 million from the prior year period, due to a 29 million litre (6%) decline in sales volumes. Auto propane volumes declined by 8 million litres (16%), consistent with decline trends in the auto propane market. Heating sales declined by 12 million litres (5%) and were generally impacted by customer conservation in response to a 24% increase in average wholesale propane costs over the prior year period. The average number of heating degree days experienced across Canada in the fourth quarter, were comparable to the prior year period and the average 5-year comparative period. Industrial sales volumes declined by 9 million litres (5%) due to the loss of a few large volume, low margin customers. Average sales margins at 15.1 cents per litre were comparable to the prior year period as the improvement in the industrial sales mix was offset by a challenging margin management environment due to the volatility of wholesale propane prices experienced during the quarter. Compared to the third quarter of 2004, propane sales volumes increased by 51% (2003 – 56%) due to the seasonal increase in space heating demand. Other sales gross profit increased by $0.8 million over the prior year period due to increased profitability from service operations and contributions from the Ontario fuel oil distribution business acquired in the third quarter.

Volume and Gross Profit by End Use Market Segment

	Three Months Ended December 31				Year Ended December 31			
	2004		2003		2004		2003	
End Use Applications:	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)
Residential	60	18.6	65	19.8	192	61.6	206	67.2
Commercial	101	18.1	105	20.8	363	69.1	384	80.4
Agricultural	58	5.8	61	6.6	127	14.2	126	13.9
Industrial	176	18.8	185	17.5	658	74.3	671	66.9
Automotive	43	4.7	51	6.0	204	24.0	238	24.1
Other Services	–	14.3	–	13.5	–	43.5	–	38.1
	438	80.3	467	84.2	1,544	286.7	1,625	290.6
Average Margin(3)	15.1		15.1		15.7		15.5	

Volume and Gross Profit by Region

	Three Months Ended December 31				Year Ended December 31			
	2004		2003		2004		2003	
Regions:	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)
Atlantic	30	8.6	29	8.6	115	32.6	116	31.4
Quebec	87	14.6	92	15.2	283	52.4	298	51.2
Ontario	93	21.9	107	23.4	348	78.4	392	82.4
Sask/Man	71	8.6	67	8.9	226	28.6	215	27.4
AB/NWT/YK	96	15.6	105	16.7	345	55.2	364	57.1
BC	61	11.0	67	11.4	227	39.5	240	41.1
	438	80.3	467	84.2	1,544	286.7	1,625	290.6
Average Margin(3)	15.1		15.1		15.7		15.5	

(1) Volume of propane sold (millions of litres) (2) Millions of dollars (3) Average propane sale margin (cents per litre)

Cash operating, administrative and capital tax costs of $44.2 million, declined by $2.0 million (4%) from the prior year period due to reduced compensation costs partially offset by higher fleet maintenance costs. Net maintenance capital costs were $2.6 million in the quarter, up $1.0 million over the prior year period, as fleet replacement costs increased as anticipated. Asset productivity improvements from the integration of ICG Propane have been fully realized.

On February 2, 2005, Superior Propane acquired the business of Foster Energy, a North American natural gas liquids wholesale marketing business for approximately $28 million. The acquisition is expected to enhance Superior Propane's profitability, strengthen its supply and logistics capabilities and increase its exposure to the retail propane market in the United States.

ERCO Worldwide

ERCO Worldwide generated operating distributable cash flow of $23.9 million, down $0.7 million from the prior year period, as higher maintenance capital expenditures and reduced technology royalty contributions were partially offset by reduced operating costs. Condensed operating results for the three months and years ended December 31, 2004 and 2003 are provided below:

(millions of dollars except per metric tonne amounts)	Three Months Ended December 31				Year Ended December 31			
	2004		2003		**2004**		2003	
Revenue		**$ per MT**		$ per MT		**$ per MT**		$ per MT
Chemical	**96.5**	**566**	93.0	564	**370.3**	**571**	328.7	573
Technology	**4.2**	**24**	9.1	55	**25.7**	**40**	27.6	48
Cost of Sales								
Chemical	**(50.4)**	**(296)**	(46.6)	(282)	**(191.2)**	**(295)**	(173.1)	(302)
Technology	**(0.9)**	**(5)**	(5.0)	(30)	**(11.6)**	**(18)**	(10.2)	(17)
Gross Profit	**49.4**	**289**	50.5	307	**193.2**	**298**	173.0	302
Less: Cash operating, admin. and cash tax costs	**(22.8)**	**(134)**	(24.3)	(147)	**(94.3)**	**(145)**	(89.2)	(155)
Cash generated from operations before changes in net working capital	**26.6**	**155**	26.2	160	**98.9**	**153**	83.8	147
Maintenance capital expenditures, net	**(2.7)**	**(15)**	(1.6)	(10)	**(7.6)**	**(12)**	(6.4)	(11)
Operating distributable cash flow	**23.9**	**140**	24.6	150	**91.3**	**141**	77.4	136
Chemical volumes sold (thousands of metric tonnes)	**170**		165		**649**		574	

Chemical sales gross profit of $46.1 million in the fourth quarter, declined $0.3 million from the prior year period. Chemical revenues of $96.5 million increased by $3.5 million (4%), as chemical sales volumes increased by 3% and average realized selling prices increased by 1%. Price increases and the impact of ERCO Worldwide's hedging program, outpaced the negative impact of the year over year appreciation of the Canadian dollar on United States dollar denominated sales. See "Foreign Currency Hedging" for more details on foreign exchange hedging positions. Chemical cost of sales averaged $296 per tonne, an increase of 5% over the prior year period, as increased electricity costs were partially offset by production efficiency gains realized from the cell replacement project and lower raw material costs. Technology gross profit of $3.3 million, declined by $0.8 million from the prior year period, due to royalty license expiries in the normal course.

Cash operating, administrative and tax costs were $22.8 million, down $1.5 million from the prior year period, mainly due to lower overhead costs associated with exiting the calcium hypochlorite business during the third quarter. Maintenance capital expenditures of $2.7 million, increased by $1.1 million from the prior year period, due to the addition of the two Albchem sodium chlorate plants.

Growth capital expenditures on the 5 year cell replacement program were $1.3 million during the quarter ($12.2 million cumulatively). The project is approximately 45% complete with remaining expenditures of $12 million anticipated over the next 3 years. Improvements in cell design are resulting in estimated annualized electrical savings of $2 million. Procurement and site permitting work has been initiated on the $65 million sodium chlorate plant being constructed in Chile. The plant is scheduled to start up in mid-2006 to provide CMPC Celulosa S.A. with a long-term sodium chlorate supply to its three pulp mills. Expenditures of $1.4 million have been incurred to date. The remaining construction costs will be funded from existing revolving term bank credit facilities.

Winroc

Superior purchased Winroc, the seventh largest distributor of walls and ceilings construction products in North America, on June 11, 2004, for cash consideration of $104.2 million on a debt free basis. The acquisition of Winroc provides Superior with further business diversification and an additional platform for value growth. Winroc is a well established margin based distribution service business with

characteristics similar to that of Superior Propane. The accounting for the acquisition is more fully described in Note 5 to the Consolidated Interim Financial Statements.

Winroc continued to deliver strong performance in the fourth quarter, contributing $6.3 million of operating distributable cash flow and $14.4 million since its acquisition on June 11, 2004. Condensed operating results for the three months and years ended December 31, 2004 and 2003 are provided below for comparison purposes:

(millions of dollars)	Three Months Ended December 31		June 11 - December 31	Year Ended December 31	
	2004	**2003**	**2004**	**2004**	**2003**
Distribution sales gross profit	**20.9**	15.2	**46.9**	79.9	61.7
Direct sales gross profit	**1.2**	1.1	**2.6**	4.4	3.6
Gross Profit	**22.1**	16.3	**49.5**	84.3	65.3
Less: Cash operating, admin & cash tax costs	**(14.8)**	(11.9)	**(32.5)**	(56.4)	(47.4)
Cash generated from operations before changes in net working capital	**7.3**	4.4	**17.0**	27.9	17.9
Capital expenditures, net	**(1.0)**	(1.3)	**(2.6)**	(6.9)	(5.8)
Operating distributable cash flow	**6.3**	3.1	**14.4**	21.0	12.1

Fourth quarter operating distributable cash flow reached $6.3 million, double the $3.1 million earned in the comparable prior year period, due to strong sales and margin performance. On December 7, 2004, Winroc acquired Interior Building Supplies ("IBS") for $12.2 million, expanding its distribution footprint into Ontario and adding three branches to its distribution network. Gross profit reached $22.1 million in the fourth quarter, an increase of $5.8 million (36%) over the prior year period as drywall sales volumes, which are an indicator of overall sales volumes, increased by 21%. Increased sales volumes were driven by the year over year increase in the number of distribution branches from 27 to 32 and the relocation of two branches to larger operating locations. Robust new home construction activity in the United States also contributed to the growth in sales. Improved sales margins contributed the remainder of the increase in gross profit. Cash operating, administration and tax costs were $14.8 million in the fourth quarter, an increase of $2.9 million (24%) over the prior year period, due to the increase in the number of branch locations and increased delivery costs associated with higher sales volumes. Maintenance capital expenditures of $1.0 million in the fourth quarter were comparable to the prior year period and with anticipated ongoing expenditure requirements.

Superior Energy Management ("SEM")

SEM earned operating distributable cash flow of $1.0 million in the fourth quarter, comparable to the prior year period, as the impact of increased sales volumes was offset by higher customer acquisition costs. Condensed operating results for the 3 months and years ended December 31, 2004 and 2003 are provided on the following chart:

(millions of dollars except per GJ amounts)	Three Months Ended December 31				Year Ended December 31			
	2004		2003		**2004**		2003	
		¢ per GJ		¢ per GJ		**¢ per GJ**		¢ per GJ
Gross profit	**3.4**	**44.6**	2.8	45.9	**13.4**	**47.7**	8.1	38.8
Cash operating, admin. & selling costs	**(2.4)**	**(31.6)**	(1.8)	(31.1)	**(7.6)**	**(27.1)**	(4.7)	(23.0)
Operating distributable cash flow	**1.0**	**13.0**	1.0	14.8	**5.8**	**20.6**	3.4	15.8
Gigajoules ("GJs") of natural gas sold (millions)	**7.7**		6.1		**28.1**		20.9	

Gross profit in the fourth quarter reached $3.4 million, an increase of 10% over the third quarter and 21% or $0.6 million over the 2003 fourth quarter. Sales volumes increased by 26% to 7.7 million GJs compared to the prior year period. Sales margins decreased by 3% to 44.6 cents per GJ due to an increase in lower margin floating price sales to commercial customers. Cash operating, administration and selling costs increased by $0.6 million over the prior year period, due to higher administrative costs in support of increased activity levels and increased customer acquisition costs associated with the growth in SEM's

contracted customer base. Consistent with the trend during 2004, the majority of new fixed price sales contracts entered into during the quarter were for a 5 year term, increasing the average remaining term of SEM's sales contracts by 88% to 32 months at December 31, 2004 compared to the end of 2003. Customer acquisition costs are expensed at the time natural gas sales commence under new contracts.

Corporate

Corporate costs were $3.0 million in the fourth quarter, down $1.2 million from the prior year period, due to the absence of various expenditures and provisions incurred in the 2003 fourth quarter, including costs associated with the corporate governance reorganization completed in October 2003.

Cash taxes were limited to federal and provincial capital taxes of $1.1 million, an increase of $0.3 million over the prior year period, reflecting the expansion of Superior's asset base effected by the Winroc and IBS acquisitions during 2004. Income taxes continue to be deferred. Capital and income taxes have been allocated to Superior's four business segments based on net taxable capital deployed and net earnings, respectively.

Interest expense on revolving term bank credits and term loans was $4.6 million in the fourth quarter, up $0.7 million over the prior year period, due to increased debt levels incurred to finance the Winroc and IBS acquisitions. Interest on the Series 1 and Series 2, 8% Debentures totaled $2.7 million, down $2.2 million from the prior year period due to the conversion of $118.0 million of Debentures into 6.0 million trust units since December 31, 2003. During the fourth quarter, $48.9 million of Debentures were converted into 2.5 million trust units. Conversions of debentures have accelerated during 2004 in response to the 17% increase in the Fund's trust unit trading price in 2004.

The weighted average number of trust units outstanding during the fourth quarter was 75.0 million trust units, an increase of 6.4 million trust units (9%) over the prior year period, due to the Debenture conversions described above and the issue of 0.4 million trust units as a result of the exercise of trust unit warrants during 2004.

Foreign Currency Hedging

SEM contracts for a portion of its fixed price natural gas purchases in US dollars and enters into forward US dollar purchase contracts to create an effective Canadian dollar fixed price purchase cost. ERCO Worldwide enters into US dollar forward sales contracts on an ongoing basis to mitigate the impact of foreign exchange fluctuations on sales margins on production from its Canadian plants that is sold in US dollars. Interest expense on Superior's US dollar denominated debt is also used to mitigate the impact of foreign exchange fluctuations on its US dollar distributable cash flow. Superior's US dollar denominated debt acts as a balance sheet hedge against its US dollar denominated net assets. Superior hedges its net US dollar future cash flows with external third party contracts after first matching internally SEM's forward US dollar purchase requirements against ERCO Worldwide's US dollar revenues where possible.

As at December 31, 2004, SEM had hedged approximately 100% of its US dollar natural gas purchase obligations and ERCO Worldwide had hedged 72%, 66%, 28%, and 11% of its estimated US dollar revenue stream for 2005, 2006, 2007 and 2008 respectively as shown in the table below. (See Note 10 to the Consolidated Interim Financial Statements).

(US$ millions)	2005	2006	2007	2008	2009	Total
SEM – US $ forward purchases	118.6	93.6	55.9	47.0	39.4	354.5
ERCO – US $ forward sales	(86.6)	(79.1)	(33.0)	(12.6)	–	(211.3)
Net US $ forward purchases	32.0	14.5	22.9	34.4	39.4	143.2
SEM – Average US $ forward purchase rate	1.31	1.30	1.27	1.28	1.28	1.29
ERCO – Average US $ forward sales rate	1.39	1.31	1.25	1.23	–	1.33
Net average external US$/Cdn$ exchange rate	1.34	1.30	1.26	1.27	1.28	1.31

Liquidity and Capital Resources

As at December 31, 2004, revolving term bank credits and term loans totaled $446.2 million, up $33.2 million from September 30, 2004 levels as $12.2 million was used to fund Winroc's acquisition of IBS in December with the remaining increase used to finance the seasonal increase in Superior Propane's net working capital requirements. Superior's revolving trade accounts receivable sales program is also used to finance a portion of its working capital requirements and represents an off-balance sheet obligation. Proceeds from the sale of accounts receivable increased seasonally during the fourth quarter by $20.8 million to $100.0 million at December 31, 2004 (December 31, 2003 - $100.0 million). Superior Propane's net working capital requirements peak seasonally in the first quarter and then decline in the second and third quarters before building again in the fall, consistent with the seasonal demand profile of its heating end use customers. See Note 12 to the Interim Consolidated Financial Statements for segmented working capital balances, net of the accounts receivable sales program. As at December 31, 2004, Superior had available undrawn revolving term bank lines of $98.3 million.

Compared to December 31, 2003, revolving term bank credits and term loans increased by $128.4 million, comprised of $142.9 million of proceeds from borrowings offset by a $14.5 million non-cash translation gain on Superior's US dollar debt. Growth capital expenditures of $126.3 million and the $28.1 million year over year increase in net working capital requirements, were principally funded by proceeds from borrowings of $142.9 million combined with $8.1 million from the exercise of 0.4 million trust unit warrants.

Superior continues to enjoy a strong balance sheet as senior debt (including off-balance sheet accounts receivable sales program amounts) at December 31, 2004 was 2.2 times earnings before interest, taxes and amortization for the last 12 month period (including the Winroc and IBS acquisitions on a proforma basis), calculated in accordance with its debt covenants (December 31, 2003 – 2.0 times). Including the Fund's Convertible Debentures, Superior's total leverage ratios improved from 3.1 times at December 31, 2003 to 2.7 times at December 31, 2004, due to the conversion of $118.0 million of Debentures into trust unit equity.

On December 16, 2004, Standard & Poor's changed the outlook on Superior's BBB- secured long term credit rating from stable to negative, citing a weakened industry credit profile and narrow business focus associated with ERCO Worldwide's pulp chemical business. Superior's rating by the Dominion Bond Rating Service remains at BBB (low) stable. The change in Standard & Poor's outlook has had no immediate impact on Superior's ability to borrow or its cost of borrowing.

Unitholders' Capital

As at December 31, 2004 and 2003, the following trust units, and securities convertible into trust units, were outstanding:

	December 31, 2004		December 31, 2003	
(millions)	**Convertible Securities**	**Trust Units**	Convertible Securities	Trust Units
Series 1, 8% Debentures (convertible at $16 per trust unit)	**$ 13.9**	**0.9**	$ 25.6	1.6
Series 2, 8% Debentures (convertible at $20 per trust unit)	**$102.6**	**5.1**	$208.9	10.4
Warrants (exercisable @ $20 per trust unit)	**3.1**	**3.1**	3.5	3.5
Trust units outstanding		**75.9**		69.4
Trust units outstanding, and issuable upon conversion of Debenture and Warrant securities		**85.0**		84.9

In addition, as at December 31, 2004, there were 960,000 trust unit options outstanding (December 31, 2003 – 1,060,000 trust unit options) with a weighted average exercise price of $20.71 per trust unit. The number of trust units issued upon exercise of the trust unit options is equal to the growth in the value of the options at the time the options are exercised, represented by the market price less the exercise price times the number of options exercised, divided by the current market price of the trust units issued.

Outlook

For 2005, Superior anticipates distributable cash flow per trust unit to be comparable to 2004. Increased distributable cash flow is expected from a full year's contribution from the acquisition of Winroc, offset by the dilutive impact of continued Debenture and Warrant conversions into trust units.

Over the longer term, the Fund plans to continue its disciplined diversification strategy by taking advantage of profitable growth opportunities within each division and to acquire other businesses that have risk profiles appropriate for an income fund structure. Acquisitions must be accretive to Unitholder distributions and be financed in a manner that maintains Superior's existing financial strength.

Notice of Annual Meeting and Record Date

The Annual Meeting of Unitholders of the Fund will be held in the Main Dining Room of The National Club, 303 Bay Street, Toronto, Ontario on Wednesday, May 11, 2005 at 3:30 p.m. EST.

The Fund intends to SEDAR file its 2004 Annual Report, including the 2004 financial statements and the Annual Information Form on or about March 21, 2005. The Annual Report, together with the proxy materials for the Annual Meeting, are expected to be mailed to Unitholders on March 29, 2005.

For more information about Superior, visit our website at: www.superiorplus.com or contact:

Mark Schweitzer Executive Vice-President Corporate Development and Chief Financial Officer
E-mail: mschweitzer@superiorplus.com Phone: (403) 218-2952 / Fax: (403) 218-2973

Theresia Reisch Manager, Investor Relations and Corporate Secretary
E-mail: treisch@superiorplus.com Phone: (403) 218-2953 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)

Analyst Conference Call: Superior Plus will be conducting a conference call and webcast for investors, analysts, brokers and media representatives to discuss the 2004 Year-end Results at 10:30 a.m. EST (8:30 a.m. MST) on Thursday, March 10, 2005. Callers may participate by dialing: 1-800-814-4853. A recording of the call will be available for replay until midnight, March 17, 2005 by dialing: 877-289-8525 and entering pass code 21105157 followed by the # key.

Internet users can listen to the call live, or as an archived call, on Superior's website at: www.superiorplus.com under the "Events and Presentations" section.

SUPERIOR PLUS INCOME FUND
Consolidated Balance Sheets

(unaudited, in millions of dollars)	December 31 2004	December 31 2003
Assets		
Current Assets		
Accounts receivable (Note 6)	**165.0**	96.8
Inventories	**93.6**	57.7
	258.6	154.5
Property, plant and equipment	**741.0**	781.7
Intangible assets	**46.8**	59.8
Goodwill	**502.6**	447.7
	1,549.0	1,443.7
Liabilities and Unitholders' Equity		
Current Liabilities		
Accounts payable and accrued liabilities	**160.7**	117.6
Distributions payable to unitholders and debentureholders	**17.0**	15.8
	177.7	133.4
Revolving term bank credits and term loans (Note 7)	**446.2**	317.8
Convertible unsecured subordinated debentures (Note 8)	**116.0**	233.0
Future employee benefits	**18.6**	23.4
Future income tax liability	**120.6**	125.2
Total Liabilities	**879.1**	832.8
Unitholders' Equity		
Unitholders' capital (Note 9)	**1,122.0**	993.7
Deficit (Note 9)	**(450.8)**	(382.9)
Currency translation account	**(1.3)**	0.1
Total Unitholders' Equity	**669.9**	610.9
	1,549.0	1,443.7

SUPERIOR PLUS INCOME FUND
Consolidated Statements of Net Earnings (Loss) and Deficit

(unaudited, in millions of dollars except per trust unit amounts)	Three Months Ended Dec 31 2004	Three Months Ended Dec 31 2003 (restated Note 4)	Years Ended Dec 31 2004	Years Ended Dec 31 2003
Revenues	**465.2**	346.2	**1,552.8**	1,234.3
Cost of products sold	**310.0**	208.7	**1,010.0**	762.6
Gross profit	**155.2**	137.5	**542.8**	471.7
Expenses				
Operating and administrative	**87.3**	77.0	**315.1**	278.3
Amortization of property, plant and equipment	**23.1**	18.2	**78.2**	66.6
Amortization of intangible assets	**1.3**	1.3	**5.5**	6.1
Interest on revolving term bank credits and term loans	**4.6**	3.9	**15.5**	14.7
Interest on convertible unsecured subordinated debentures	**2.7**	4.9	**13.6**	22.7
Amortization of convertible debenture issue costs	**0.4**	0.6	**1.6**	2.0
Management internalization costs (Note 11)	**–**	–	**2.6**	141.3
Income tax expense (recovery) of Superior	**2.8**	4.9	**(0.5)**	(40.4)
	122.2	110.8	**431.6**	491.3
Net Earnings (Loss)	**33.0**	26.7	**111.2**	(19.6)
Deficit, Beginning of Period	**(438.8)**	(373.6)	**(382.9)**	(229.9)
Net earnings (loss)	**33.0**	26.7	**111.2**	(19.6)
Distributions to unitholders	**(45.0)**	(36.0)	**(179.1)**	(133.4)
Deficit, End of Period	**(450.8)**	(382.9)	**(450.8)**	(382.9)
Net earnings (loss) per trust unit, basic (Note 9)	**$0.44**	$0.39	**$1.53**	$(0.33)
Net earnings (loss) per trust unit, diluted (Note 9)	**$0.43**	$0.39	**$1.51**	$(0.33)

SUPERIOR PLUS INCOME FUND
Consolidated Statements of Cash Flows

(unaudited, in millions of dollars except per trust unit amounts)	Three Months Ended December 31 2004	Three Months Ended December 31 2003	Years Ended December 31 2004	Years Ended December 31 2003
		(restated Note 3 and Note 4)		
Operating Activities				
Net earnings (loss)	**33.0**	26.7	**111.2**	(19.6)
Items not affecting cash:				
Amortization of property, plant and equipment, intangible assets and convertible debenture issue costs	**24.8**	20.1	**85.3**	74.7
Trust unit incentive plan compensation expense	**1.8**	1.3	**3.2**	2.5
Future income tax expense (recovery)	**1.7**	4.1	**(4.0)**	(43.6)
Cash generated from operations before changes in working capital	**61.3**	52.2	**195.7**	14.0
Increase in non-cash operating working capital items	**(59.1)**	(30.5)	**(28.1)**	(4.2)
Cash flows from operating activities	**2.2**	21.7	**167.6**	9.8
Investing Activities				
Maintenance capital expenditures, net	**(6.3)**	(3.2)	**(15.8)**	(9.9)
Acquisitions (Note 5)	**(12.2)**	(122.8)	**(120.1)**	(122.8)
Other capital expenditures, net	**(3.2)**	(1.1)	**(6.2)**	(7.0)
Cash flows from investing activities	**(21.7)**	(127.1)	**(142.1)**	(139.7)
Financing Activities				
Proceeds from exercise of trust unit warrants (Note 9)	–	–	**8.1**	–
Revolving term bank credits and term loans	**43.7**	368.8	**142.9**	244.0
Net proceeds from sale of accounts receivable	**20.8**	23.7	–	31.4
Issue of trust units and warrants in consideration of management internalization (Note 11)	–	–	**2.6**	138.8
Issue of 4.5 million trust units to refinance ERCO Worldwide acquisition	–	–	–	88.9
Repayment of ERCO Worldwide acquisition credit facility	–	(251.1)	–	(340.0)
Issue of 4.9 million trust units to finance Albchem acquisition	–	–	–	100.2
Distributions to unitholders	**(45.0)**	(36.0)	**(179.1)**	(133.4)
Cash flows from financing activities	**19.5**	105.4	**(25.5)**	129.9
Change in Cash	–	–	–	–
Cash at Beginning and End of Period	–	–	–	–

Notes to Consolidated Financial Statements
(tabular amounts in Canadian millions of dollars, unless noted otherwise, except per trust unit amounts)

1. Distributable Cash Flows	Three Months Ended December 31 2004	Three Months Ended December 31 2003	Years Ended December 31 2004	Years Ended December 31 2003
Cash generated from operations before changes in working capital	**61.3**	52.2	**195.7**	14.0
Management internalization and retention costs (Note 11)	–	–	**2.6**	141.3
Less: Maintenance capital expenditures, net	**(6.3)**	(3.2)	**(15.8)**	(9.9)
Distributable Cash Flow	**55.0**	49.0	**182.5**	145.4
Distributable cash flow per trust unit, basic (Note 9)	**$0.73**	$0.71	**$2.51**	$2.45
Distributable cash flow per trust unit, diluted (Note 9)	**$0.69**	$0.67	**$2.37**	$2.22

Distributable cash flow of the Superior Plus Income Fund (the "Fund") available for distribution to its unitholders ("Unitholders"), is equal to consolidated cash flow from operations before changes in working capital, after provision for maintenance capital expenditures. Distributable cash flow is the main performance measure used by management and investors to evaluate Fund and business segment performance. Readers are cautioned that distributable cash flow is not a defined performance measure under generally accepted accounting principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund targets to pay out substantially all of its ongoing sustainable

distributable cash flow through regular monthly distributions. The Fund's calculation of distributable cash flow may differ from similar calculations used by comparable entities.

2. Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying Consolidated Interim Financial Statements have been prepared according to Canadian GAAP applied on a consistent basis and include the accounts of the Fund and its wholly owned subsidiary, Superior Plus Inc. ("Superior"), and Superior's subsidiaries. Certain information and disclosures included in annual financial statement notes have been condensed and updated. The accounting principles applied are consistent with those as set out in the Fund's annual financial statements for the year ended December 31, 2003, and the first, second and third quarters ended March 31, 2004, June 30, 2004, and September 30, 2004, except for the changes in accounting policies as described below. The adoption of these standards has had no impact on the financial statements of the Fund for the three and twelve months ended December 31, 2004. These financial statements and notes thereto should be read in conjunction with the Fund's financial statements for the year ended December 31, 2003, and the first, second and third quarters ended March 31, 2004, June 30, 2004, and September 30, 2004. All significant transactions and balances (including the Shareholder Notes) between the Fund, Superior and Superior's subsidiaries have been eliminated on consolidation.

In the opinion of Management, the accompanying unaudited Interim Consolidated Financial Statements include all adjustments (of a normal recurring nature) necessary to present fairly the consolidated financial position of the Fund as of December 31, 2004 and 2003 and the consolidated results of its operations for the three and twelve month periods ended December 31, 2004 and 2003.

Effective January 1, 2004, the Fund adopted Accounting Guideline 13 ("AcG-13") as recommended by the Canadian Institute of Chartered Accountants ("CICA") on a prospective basis. Under this policy the Fund formally documents relationships between hedging instruments, hedged items, its risk management objective and risk management strategy. This documentation links all derivatives to specific assets, liabilities, firm commitments or forecasted transactions. The Fund formally assesses the effectiveness of derivatives in offsetting changes or cash flows of the hedged items at inception and on an ongoing basis.

Effective January 1, 2004, the Fund adopted the new recommendations of the CICA regarding asset retirement obligations and the impairment of long lived assets. The Fund's total estimated asset retirement obligations are discounted to estimate the fair value of the obligation and are recorded as a liability when the related assets are constructed and commissioned. The fair value increases the value of property, plant and equipment and is depleted over the life of the asset. Accretion expense, resulting from the changes in the present value of the liability due to the passage of time are recorded as part of interest and financing cost. The Fund recognizes an impairment loss on a long lived asset when its carrying value exceeds the sum of the estimated undiscounted cash flows except from its eventual disposition.

Effective July 1, 2004, the Fund adopted the new recommendations of the CICA regarding purchase rebates. Under this policy, purchase rebates are recognized as a reduction of cost of product sold when the related performance is completed and the inventory is sold.

Effective December 31, 2004, the Fund adopted the new recommendations of the CICA regarding variable interest entities. This policy provides additional guidance with respect to the requirements to consolidate entities on a basis other than ownership or voting interests.

(b) Revenue Recognition

Superior Propane

Revenues from sales are generally recognized at the time of delivery, or when related services are performed. Amounts billed to customers for shipping and handling are classified as revenues, with the related shipping and handling costs included in cost of goods sold. Approximately 50% of Superior Propane's revenues are heating related and 50% are related to economic activities. Propane sales typically peak in the first quarter when approximately one-third of annual propane sales volumes and gross profits are generated due to the demand from heating end use customers. They then decline through the second and third quarters rising seasonally again in the fourth quarter with heating demand. Similarly, net working capital levels are typically at seasonally high levels at the end of the first

quarter, and normally decline to seasonally low levels in the second and third quarters. Net working capital levels are also significantly influenced by wholesale propane prices.

ERCO Worldwide
Revenues from chemical sales are recognized as products are shipped. Revenues associated with the construction of chlorine dioxide generators are recognized using the percentage of completion method based on cost incurred compared to total estimated cost.

Winroc
Revenue is recognized when the products are delivered to the customer. Revenue is stated net of discounts and rebates granted. Purchase rebates are recognized as a reduction of cost of goods sold when the related performance is completed and the inventory is sold. Vendor rebates that are contingent upon Winroc completing a specified level of purchases are recognized as a reduction of cost of goods sold based on a systematic and rational allocation of the cash consideration to each of the underling transactions that results in progress toward earning that rebate or refund, assuming that the rebate can be reasonably estimated and it is probable that the specified target will be obtained. Otherwise, the rebate is recognized as the milestone is achieved and the inventory is sold.

Winroc's sales typically peak during the second and third quarters with the seasonal increase in building and remodeling activities. They then decline through the fourth and first quarters. Similarly, net working capital levels are typically at seasonally high levels during the second and third quarter, and normally decline to seasonally low levels in the fourth and first quarters.

Superior Energy Management
Revenues are recognized as gas is delivered to local natural gas distribution companies. Costs associated with balancing the amount of gas used by SEM's customers with the volumes delivered by SEM to the local distribution companies are recognized as period costs.

(c) Inventory
Winroc
Inventory is valued at the lower of cost and net realizable value. Cost is calculated on an average cost basis.

3. Correction of an Error
As previously reported in November 2004, the Fund determined that it incorrectly classified on the Consolidated Interim Statement of Cash Flows the impact of foreign currency exchange rates among cash flows from operating activities and cash flows from financing activities, therefore a restatement is required to classify the impact of foreign currency exchange rates to the proper line items. Accordingly, the Consolidated Interim Statements of Cash Flows for the three months ended December 31, 2003 have been restated. The correction of the error did not impact distributable cash flow, the Consolidated Interim Balance Sheet or the Consolidated Interim Statements of Net Earnings (Loss).

The effect of the restatement on the Consolidated Interim Statements of Cash Flows is as follows:

	Three months ended December 31, 2003		
	As Previously Reported	Foreign Currency Adjustment	As Restated Before Effect of Note 4
Cash generated from operations before changes in non-cash operating working capital	57.1	–	57.1
Increase in non-cash operating working capital	(27.6)	(2.9)	(30.5)
Cash flows from operating activities	29.5	(2.9)	26.6
Cash flows from investing activities	(127.1)	–	(127.1)
Cash flows from financing activities	97.6	2.9	100.5
Change in cash	–	–	–

4. Change in Accounting Policy
Effective December 2003, the Fund adopted the amendments of the CICA Handbook Section 3860 Financial Instruments relating to its accounting for its convertible unsecured subordinated debentures (the "Debentures"), a financial instrument that may be settled at the issuer's option in cash or in its own equity investments. The amendments to this section address the balance sheet presentation of financial instruments as liabilities or equities.

This change in accounting policy was applied retroactively and had no impact on the Fund's Consolidated Interim Balance Sheets as of December 31, 2004 and 2003, distributable cash flow for the three and twelve months ended December 31, 2004 and 2003, and the Consolidated Interim Statements of Net Earnings (Loss) and Consolidated Interim Statements of Cash Flows for the three and twelve months ended December 31, 2004 and the twelve months ended December 31, 2003.

The effect on the Consolidated Interim Statements of Net Earnings (Loss) and Consolidated Interim Statements of Cash Flows for the three months ended December 31, 2003, is as follows:

Consolidated Statements of Net Earnings (Loss)	**Three months ended December 31, 2003**		
	As Previously Reported	**Debenture Interest**	**As Restated**
Net Earnings (Loss)	32.2	(5.5)	26.7

Consolidated Statements of Cash Flows	**Three months ended December 31, 2003**			
	As Previously Reported	**Currency Adjustment (See Note 3)**	**Debenture Interest Adjustment**	**As Restated**
Cash flows from operating activities	29.5	(2.9)	(4.9)	21.7
Cash flows from financing activities	97.6	2.9	4.9	105.4

5. Acquisitions

The following acquisitions were completed by Superior during 2004 and 2003:

On June 11, 2004, Superior acquired all of the shares of The Winroc Corporation, Winroc Supplies Ltd. and Allroc Building Products Ltd. (collectively "Winroc"), a distributor of walls and ceiling construction products in North America, for total consideration of $104.2 million.

On December 7, 2004, Winroc acquired the assets of Interior Building Supplies Company Ltd. ("IBS"), for total consideration of $12.2 million.

During 2004, Superior Propane acquired the assets of one propane related business and one fuel oil distribution business, for total consideration of $3.7 million.

On October 1, 2003, ERCO Worldwide, acquired the shares of Albchem, a pulp chemicals business, for total consideration of $122.8 million.

Using the purchase method for acquisitions, Superior consolidated the assets and liabilities from the acquisitions and included earnings as of the closing dates. The consideration paid for these acquisitions has been allocated as follows:

	2004				**2003**
	Acquisition of Winroc	Winroc's Acquisition of IBS	Superior Propane's Acquisitions	Total	ERCO Worldwide's Acquisition of Albchem
Cash consideration paid	103.2	11.9	3.7	118.8	122.1
Transaction costs	1.0	0.3	–	1.3	0.7
	104.2	12.2	3.7	120.1	122.8
Goodwill	52.5	6.0	1.0	59.5	17.7
Working capital, net	37.1	5.8	1.3	44.2	6.2
Property, plant and equipment	18.2	0.9	1.4	20.5	133.1
Other liabilities	(3.6)	(0.5)	–	(4.1)	(34.2)
	104.2	12.2	3.7	120.1	122.8

6. Accounts Receivable

Superior sells, with limited recourse, certain trade accounts receivable on a revolving basis to an entity sponsored by a Canadian chartered bank, and has accounted for the sale in accordance with the CICA guidelines relating to transfers of receivables. The accounts receivable are sold at a discount to face value based on prevailing money market rates. Superior has retained the servicing responsibility for the accounts receivable sold and has therefore recognized a servicing liability. The level of accounts receivable sold under the program fluctuates seasonally with the level of accounts receivable. At December 31, 2004, net proceeds of $100.0 million (December 31, 2003 – $100.0 million) had been received.

7. Revolving Term Bank Credits and Term Loans

	Maturity Dates	Effective Interest Rates [3]	2004	2003
Revolving term bank credits [1]				
LIBOR Loans (US $58.3 million)	2007	Floating libor rate plus applicable credit spread	**$ 70.1**	$ 65.3
Bankers Acceptances	2007	Floating BA rate plus applicable credit spread	**176.8**	45.7
			$ 246.9	$ 111.0
Other Debt				
Notes payable	2009	Prime	**$ 5.0**	–
Mortgage (US $1.4 million)	2011	7.53%	**1.7**	–
			$ 6.7	–
Term Loans [2]				
Term loans subject to floating interest rates (US $85.0 million)	2015	Floating BA rate plus 1.7%	**102.3**	109.9
Term loans subject to fixed interest rates (US $75.0 million)	2013,2015	6.65%	**90.3**	96.9
			$ 192.6	$ 206.8
			$ 446.2	$ 317.8

(1) During 2004, Superior and its wholly owned subsidiary, Superior Plus US Holdings Inc., renewed and expanded their secured revolving term bank credit facilities. Superior has revolving term credit capacity of $355.0 million, an increase of $110.0 million from December 31, 2003 levels. These facilities are secured by a general charge over the assets of Superior.

(2) On October 29, 2003, Superior issued Senior Secured Notes (the "Notes") totaling US $160.0 million (CDN $192.6 million at December 31, 2004), secured by a general charge over the assets of Superior. Proceeds were used to complete the repayment of the ERCO Worldwide acquisition credit facility. Principal repayments begin in 2009. The fair value of the Notes at December 31, 2004 was CDN $192.4 million. In conjunction with the issue of the Notes, Superior swapped US $85.0 million (CDN $102.3 million at December 31, 2004) of the fixed rate obligation into a US dollar floating rate obligation, of which $75.0 million has been swapped into a Canadian dollar floating rate obligation. The estimated fair value of the US $85.0 million interest rate swap at December 31, 2004 was a gain of $2.4 million (2003 - $1.3 million gain).

(3) The fixed interest rate obligation on $100 million of the Fund's Debentures (see Note 8) was swapped into a floating rate obligation. The estimated fair value of this swap agreement at December 31, 2004 was a gain of $5.8 million (2003 - $5.9 million gain).

Repayment requirements of the revolving term bank credits and term loans are as follows:

Current portion	$ –
Due in 2006	–
Due in 2007	246.9
Due in 2008	–
Due in 2009	7.4
Subsequent to 2009	191.9
Total	$ 446.2

8. Convertible Unsecured Subordinated Debentures

The Fund has issued two series of Debentures denoted as Series 1 and Series 2 as follows:

	Series 1	Series 2	Unamortized Discount	Total Carrying Value
Maturity date	July 31, 2007	November 1, 2008		
Fixed distribution rate	8.0%	8.0%		
Conversion price per trust unit	$ 16.00	$ 20.00		
Debentures outstanding December 31, 2002	69.7	250.0	(1.9)	317.8
Conversion of debentures and amortization of discount	(44.1)	(41.1)	0.4	(84.8)
Debentures outstanding December 31, 2003	25.6	208.9	(1.5)	233.0
Conversion of debentures and amortization of discount	(11.7)	(106.3)	1.0	(117.0)
Debentures outstanding December 31, 2004	13.9	102.6	(0.5)	116.0
Quoted market value December 31, 2004	$ 26.0	$ 152.7		

The Debentures may be converted into trust units at the option of the holder at any time prior to maturity and may be redeemed by the Fund in certain circumstances. The Fund may elect to pay interest and principal upon maturity or redemption by issuing trust units to a trustee in the case of interest payments, and to the Debentureholders in the case of payment of principal. The number of any trust units issued will be determined based on market prices for the trust units at the time of issuance.

9. Unitholders' Equity

Authorized

The Fund may issue an unlimited number of trust units. Each trust unit represents an equal undivided beneficial interest in any distributions from the Fund and in the net assets in the event of termination or wind-up of the Fund. All trust units are of the same class with equal rights and privileges.

	Issued Number of Trust Units (millions)	Equity
Unitholders' equity, December 31, 2002	**47.8**	**349.8**
Trust units issued as a result of the management internalization transaction and retention agreements (Note 11)	7.0	137.5
Warrants issued as a result of the management internalization transaction (Note 11)	-	1.3
Management internalization retention arrangements (Note 11)	0.3	-
Trust units issued to finance the ERCO Worldwide acquisition	4.5	88.9
Trust units issued to finance the Albchem acquisition	4.9	100.2
Conversion of Debentures - (Series 1 - $44.1 million converted @ $16 per trust unit; and Series 2 - $41.1 million converted @ $20 per trust unit)	4.8	82.7
Exercise of trust unit options	0.1	-
Trust unit incentive plan compensation expense	-	2.5
Currency translation adjustment	-	1.0
Net loss	-	(19.6)
Distributions to unitholders	-	(133.4)
Unitholders' equity, December 31, 2003	**69.4**	**610.9**
Conversion of Debentures - (Series 1 - $11.7 million converted @ $16 per trust unit; and Series 2 - $106.3 million converted @ $20 per trust unit)	6.0	114.4
Exercise of trust unit options	0.1	-
Exercise of trust unit warrants	0.4	8.1
Trust unit incentive plan compensation expense	-	3.2
Receipt of management internalization loans receivable (Note 11)	-	2.6
Currency translation adjustment	-	(1.4)
Net earnings	-	111.2
Distributions to unitholders	-	(179.1)
Unitholders' equity, December 31, 2004	**75.9**	**669.9**

Unitholders' capital and deficit at December 31, 2004 and 2003 consists of the following components:

	2004	2003
Unitholders' capital		
Trust unit equity	1,114.5	987.5
Conversion feature on warrants and convertible debentures	1.6	2.4
Contributed surplus	5.9	3.8
	1,122.0	993.7
Deficit		
Retained earnings from operations	260.3	149.1
Accumulated distributions on trust unit equity	(711.1)	(532.0)
	(450.8)	(382.9)

The Fund's deficit is comprised of net earnings (loss), less distributions paid to unitholders and prior period adjustments.

At December 31, 2004, the Fund had 3.1 million trust unit warrants outstanding (2003 – 3.5 million), exerciseable at $20 per trust unit warrant. The trust unit warrants expire May 8, 2008.

The weighted average number of trust units used in the calculation of basic net earnings (loss) per trust unit and distributable cash flow per trust unit for the year ended December 31, 2004, was 72.7 million trust units in 2004 (59.4 million in 2003). The number of trust units used in the calculation of diluted net earnings (loss) per trust unit and distributable cash flow per trust unit before distributions to Unitholders for the year ended December 31, 2004, was calculated using 82.8 million trust units in 2004 (76.8 million in 2003) and reflects the assumed conversion of all outstanding Series 1 (0.9 million trust units) and Series 2 (5.1 million trust units) Debentures, and the incremental dilutive effect resulting from the exercise of all trust unit options (0.2 million incremental trust units) and trust unit warrants (0.8 million incremental trust units).

10. Commitments

(i) Superior has entered into long-term forward contracts to buy US dollars in order to hedge US dollar in-flows of ERCO Worldwide and US dollar out-flows of SEM as follows:

	Net US $ Purchases	Conversion Rate
2005	$32.0	1.34
2006	$14.5	1.30
2007	$22.9	1.26
2008	$34.4	1.27
2009	$39.4	1.28
2010 and thereafter	$ –	–

As of December 31, 2004, the net mark-to-market loss on long-term foreign currency forward contracts was $8.7 million.

(ii) ERCO Worldwide has entered into a long-term agreement with CMPC Celulosa S.A. ("CMPC"), a division of Empresas S.A. to supply sodium chlorate to CMPC's three pulp mills in Chile. As part of this agreement, ERCO Worldwide will construct a sodium chlorate manufacturing plant adjacent to the CMPC Pacifico Mill at an estimated total cost of $65 million. The new plant is scheduled to start-up in mid-2006. Cumulative expenditures to December 31, 2004 were $1.4 million.

11. Management Internalization

Pursuant to the Management and Administration agreements (collectively the "Management Agreements") between Superior Capital Management Inc. ("SCMI"), Superior, and the Fund, SCMI provided executive management and other services to Superior and the Fund. The Management Agreements were terminated May 8, 2003, effective January 1, 2003, and therefore no incentive fees or administrative fees were payable for the year ended December 31, 2003. The Management Agreement had entitled SCMI to earn incentive fees based upon the level of cash flow

distributed to the Fund in respect of a calendar year of up to 50% of incremental cash flow, when distributions paid by Superior in respect of that year exceeded the equivalent of $1.90 per trust unit.

The cost to terminate the Management Agreements was $141.3 million, which has been charged to net income. The funds paid to the Manager and Administrator to terminate the contracts were immediately re-invested into trust units and warrants. The following table summarizes the financing of the transaction:

Trust Units Issued (7.0 million @ $19.65/unit)	$ 137.5
Warrants Issued (3.5 million @ $0.36/unit)	1.3
Cash Transaction Costs	2.5
Total Management Internalization Cost	$ 141.3

Of the 7.0 million trust units issued, 0.9 million trust units received by executive officers of Superior are subject to escrow arrangements, and will be released over a period of four years. At December 31, 2004, 0.7 million trust units remained in escrow. The 3.5 million warrants, exercisable to purchase trust units for five years at a price of $20.00 per trust unit, were valued using an option pricing model. Future taxes payable have been reduced by $48.8 million as a result of the internalization transaction. Internalization costs have not been included in the calculation of distributable cash flow due to the accretive nature of the Management Internalization transaction (See Note 1).

In addition, non-interest-bearing loans aggregating $6.5 million were advanced to the executive officers and were used to fund the purchase of 0.325 million trust units at $20.00 per trust unit. The loans are repayable over a four year period in the form of annual retention bonuses of which $2.6 million was repaid in 2004 (2003 – nil). As at December 31, 2004, the remaining loans receivable of $3.9 million (December 31, 2003 - $6.5 million) have not been recorded as an asset by Superior, but have been deducted directly from unitholders' equity, in recognition of the certainty of collection over the remaining three years.

12. Business Segments

Superior operates four distinct business segments; the delivery of propane and propane related services and accessories operating under the Superior Propane trade name; the manufacture and sale of chemicals and related products and services for the pulp and paper and water treatment industries operating under the ERCO Worldwide trade name; the distribution of walls and ceilings construction products operating under the Winroc trade name; and the sale of natural gas under fixed price term contracts operating under SEM. Superior's corporate office arranges intersegment foreign exchange contracts from time to time between its business segments. As a result, in the accompanying tables, the elimination of intersegment revenues and cost of sales pertaining to intersegment foreign exchange gains and losses are eliminated under the Corporate cost column.

For the three months ended December 31, 2004	Superior Propane	ERCO Worldwide	Winroc	SEM	Corporate	Total Consolidated
Revenues	$211.9	$100.7	$98.6	$55.6	$(1.6)	$465.2
Cost of products sold	131.6	51.3	76.5	52.2	(1.6)	310.0
Gross Profit	80.3	49.4	22.1	3.4	–	155.2
Expenses						
Operating and administrative	43.7	22.3	14.1	2.4	4.8	87.3
Amortization of property, plant and equipment	6.9	14.9	1.3	–	–	23.1
Amortization of intangible assets	–	1.3	–	–	–	1.3
Interest on revolving term bank credits and term loans	–	–	–	–	4.6	4.6
Interest on convertible unsecured subordinated debentures	–	–	–	–	2.7	2.7
Amortization of convertible debenture issue costs	–	–	–	–	0.4	0.4
Income tax expense (recovery) of Superior	9.1	2.6	2.9	0.3	(12.1)	2.8
	59.7	41.1	18.3	2.7	0.4	122.2
Net earnings (loss)	20.6	8.3	3.8	0.7	(0.4)	33.0
Add: Amortization of property, plant and equipment, and intangible assets and convertible debenture issue costs	6.9	16.2	1.3	–	0.4	24.8
Future income tax expense (recovery)	8.6	2.1	2.2	0.3	(11.5)	1.7
Trust unit incentive plan recovery	–	–		–	1.8	1.8
Less: Maintenance capital expenditures, net	(2.6)	(2.7)	(1.0)	–	–	(6.3)
Distributable cash flow	$33.5	$23.9	$6.3	$1.0	$(9.7)	$55.0

For the three months ended December 31, 2003	Superior Propane	ERCO Worldwide	Winroc[1]	SEM	Corporate	Total Consolidated
Revenues	$ 201.8	$ 102.1	$ –	$ 43.6	$ (1.3)	$ 346.2
Cost of products sold	117.6	51.6	–	40.8	(1.3)	208.7
Gross Profit	84.2	50.5	–	2.8	–	137.5
Expenses						
Operating and administrative	45.9	23.8	–	1.8	5.5	77.0
Amortization of property, plant and equipment	5.4	12.8	–	–	–	18.2
Amortization of intangible assets	–	1.3	–	–	–	1.3
Interest on revolving term bank credits and term loans	–	–	–	–	3.9	3.9
Interest on convertible unsecured subordinated debentures	–	–	–	–	4.9	4.9
Amortization of convertible debenture issue costs	–	–	–	–	0.6	0.6
Income tax expense (recovery) of Superior	13.3	7.6	–	0.3	(16.3)	4.9
	64.6	45.5	–	2.1	(1.4)	110.8
Net earnings (loss)	19.6	5.0	–	0.7	1.4	26.7
Add: Amortization of property, plant and equipment, and intangible assets and convertible debenture issue costs	5.4	14.1	–	–	0.6	20.1
Future income tax expense (recovery)	13.0	7.1	–	0.3	(16.3)	4.1
Trust unit incentive plan recovery	–	–	–	–	1.3	1.3
Less: Maintenance capital expenditures, net	(1.6)	(1.6)	–	–	–	(3.2)
Distributable cash flow	$ 36.4	$ 24.6	$ –	$ 1.0	$ (13.0)	$ 49.0

[1] Winroc was acquired June 11, 2004

For the twelve months ended December 31, 2004	Superior Propane	ERCO Worldwide	Winroc[1]	SEM	Corporate	Total Consolidated
Revenues	$ 720.2	$ 396.0	$ 229.0	$ 211.3	$ (3.7)	$ 1,552.8
Cost of products sold	433.5	202.8	179.5	197.9	(3.7)	1,010.0
Gross Profit	286.7	193.2	49.5	13.4	–	542.8
Expenses						
Operating and administrative	173.9	92.2	31.3	7.6	10.1	315.1
Amortization of property, plant and equipment	22.1	53.4	2.7	–	–	78.2
Amortization of intangible assets	–	5.5	–	–	–	5.5
Interest on revolving term bank credits and term loans	–	–	–	–	15.5	15.5
Interest on convertible unsecured subordinated debentures	–	–	–	–	13.6	13.6
Amortization of convertible debenture issue costs	–	–	–	–	1.6	1.6
Management internalization costs	–	–	–	–	2.6	2.6
Income tax expense (recovery) of Superior	32.6	15.5	5.5	2.1	(56.2)	(0.5)
	228.6	166.6	39.5	9.7	(12.8)	431.6
Net earnings (loss)	58.1	26.6	10.0	3.7	12.8	111.2
Add: Amortization of property, plant and equipment, and intangible assets and convertible debenture issue costs	22.1	58.9	2.7	–	1.6	85.3
Future income tax expense (recovery)	31.4	13.4	4.3	2.1	(55.2)	(4.0)
Trust unit incentive plan recovery	–	–	–	–	3.2	3.2
Management internalization costs	–	–	–	–	2.6	2.6
Less: Maintenance capital expenditures, net	(5.6)	(7.6)	(2.6)	–	–	(15.8)
Distributable cash flow	$ 106.0	$ 91.3	$ 14.4	$ 5.8	$ (35.0)	$ 182.5

For the twelve months ended December 31, 2003	Superior Propane	ERCO Worldwide	Winroc[1]	SEM	Corporate	Total Consolidated
Revenues	$ 727.1	$ 356.3	$ –	$ 152.2	$ (1.3)	$ 1,234.3
Cost of products sold	436.5	183.3	–	144.1	(1.3)	762.6
Gross Profit	290.6	173.0	–	8.1	–	471.7
Expenses						
Operating and administrative	177.2	87.2	–	4.7	9.2	278.3
Amortization of property, plant and equipment	21.4	45.2	–	–	–	66.6
Amortization of intangible assets	–	6.1	–	–	–	6.1
Interest on revolving term bank credits and term loans	–	–	–	–	14.7	14.7
Interest on convertible unsecured subordinated debentures	–	–	–	–	22.7	22.7
Amortization of convertible debenture issue costs	–	–	–	–	2.0	2.0
Management internalization costs	–	–	–	–	141.3	141.3
Income tax expense (recovery) of Superior	34.8	16.7	–	1.2	(93.1)	(40.4)
	233.4	155.2	–	5.9	96.8	491.3
Net earnings (loss)	57.2	17.8	–	2.2	(96.8)	(19.6)
Add: Amortization of property, plant and equipment, and intangible assets and convertible debenture issue costs	21.4	51.3	–	–	2.0	74.7
Future income tax expense (recovery)	33.6	14.7	–	1.2	(93.1)	(43.6)
Trust unit incentive plan recovery	–	–	–	–	2.5	2.5
Management internalization costs	–	–	–	–	141.3	141.3
Less: Maintenance capital expenditures, net	(3.5)	(6.4)	–	–	–	(9.9)
Distributable cash flow	$ 108.7	$ 77.4	$ –	$ 3.4	$ (44.1)	$ 145.4

[1] Winroc was acquired June 11, 2004

Total Assets, Net Working Capital, Acquisitions and Other Net Capital Expenditures:

	Superior Propane	ERCO Worldwide	Winroc[1]	SEM	Corporate	Total Consolidated
As at December 31, 2004						
Net working capital	61.3	(8.1)	50.5	(2.3)	(3.5)	97.9
Total assets	603.6	754.6	152.9	25.5	12.4	1,549.0
As at December 31, 2003						
Net working capital	30.3	6.5	–	0.1	–	36.9
Total assets	592.6	826.6	–	16.4	8.1	1,443.7
For the three months ended December 31, 2004						
Acquisitions	–	–	12.2	–	–	12.2
Other capital expenditures, net	0.5	2.7	–	–	–	3.2
For the twelve months ended December 31, 2004						
Acquisitions	3.7	–	116.4	–	–	120.1
Other capital expenditures, net	0.5	5.7	–	–	–	6.2
For the three months ended December 31, 2003						
Acquisitions	–	122.8	–	–	–	122.8
Other capital expenditures, net	–	1.1	–	–	–	1.1
For the twelve months ended December 31, 2003						
Acquisitions	–	122.8	–	–	–	122.8
Other capital expenditures, net	(0.3)	7.3	–	–	–	7.0

[1] Winroc was acquired June 11, 2004

Geographic Information	Canada	United States	Other	Total Consolidated
Revenues for the three months ended December 31, 2004	382.7	77.4	5.1	465.2
Revenues for the twelve months ended December 31, 2004	1,271.4	256.3	25.1	1,552.8
Property, plant and equipment as of December 31, 2004	663.2	77.8	–	741.0
Total assets as of December 31, 2004	1,278.9	270.1	–	1,549.0
Revenues for the three months ended December 31, 2003	298.6	39.6	8.0	346.2
Revenues for the twelve months ended December 31, 2003	1,053.9	161.2	19.2	1,234.3
Property, plant and equipment as of December 31, 2003	701.4	80.3	–	781.7
Total assets as of December 31, 2003	1,351.2	92.5	–	1,443.7

13. Subsequent Event

On February 2, 2005, Superior announced that its division, Superior Propane had purchased the business of Foster Energy Corporation, a wholesale marketer of natural gas liquids, for approximately $28.0 million of which $15.5 million was paid in cash with the remaining consideration payable over a five year period.

14. Comparative Figures

Certain reclassifications of prior period amounts have been made to conform to current period presentations.